NewAlliance Bancshares

Sandler O'Neill

East Coast Financial Services Conference

November 13, 2008

Discussion Topics

- Company Profile and Business Focus
- Key 2008 Business Priorities
- Highlights of Third Quarter 2008
- Balance Sheet Composition and Credit Quality

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- **Approximately $8.3 billion in assets and $4.4 billion in deposits;**
- **89 branches in Connecticut and Massachusetts;**
- **3rd largest bank headquartered in Connecticut; 4th largest headquartered in New England;**
- **Dominant market share in its core markets;**
- **Balance sheet growth driven by strong sales culture and acquisitions;**
- **Strong capital - - Tier 1 leverage of 11.0%.**

Building the NewAlliance Franchise


Leominster
Reading
Peabody
Pittsfield
Malden
Lynn
Waltham
Revere
Marlborough
Northampton
Boston
Framingham
Newton
Worcester
Norwood
Quincy
Weymouth
Holyoke
MASSACHUSETTS
Milford
Randolph
Westfield
MA
Franklin
Brockton
Springfield
Woonsocket
North Attleboro
Enfield
Kingston
Attleboro
Taunton
Simsbury
Johnston
Providence
Hyde Park
Torrington
Hartford
Cranston
Poughkeepsie
Bristol
Fall River
NEW YORK
Warwick
Watertown
CONNECTICUT
New Bedford
Middletown
Newburgh
Waterbury
Meriden
Norwich
RHODE ISLAND
RI
Buzzards Bay
Cheshire
Newport
Danbury
North Haven
CT
New London
Peekskill
Shelton
Trumbull
Rhode Island Sound
Great Salt Pond
Ossining
Bridgeport
Long Island Sound
Block Island Sound
New City
Fairfield
New Harbor
Norwalk
Gardiners Bay
Greenwich
Napeague Bay
NEW JERSEY
Stamford
Port Chester
Teaneck
New Rochelle
Centereach
Coram
West New York
Brentwood
East Patchogue
Franklin Square
Atlantic Ocean
Bay Shore
NY
New York
West Islip
Merrick
Long Beach
© 2001 Microsoft Corp. All rights reserved.

2008 Business Priorities

PRIORITY: Focus on profitable organic balance sheet growth;

PRIORITY: Maintain vigilant risk management focus;

PRIORITY: Invest in technology and breadth of business capabilities;

PRIORITY: Deploy capital opportunistically.

Consolidated Statements of Income

(In millions) (Unaudited)		Three Months Ended Sept 30, 2008		June 30, 2008		Sept 30, 2007	
Interest and dividend income	$	99.0	$	99.2	$	101.9	
Interest expense		50.9		50.9		58.2	
Net interest income before provision		48.1		48.3		43.7	
Provision		4.2		3.7		1.0	
Net interest income after provision		43.9		44.6		42.7	
Total non-interest income		13.4		14.5		10.4	(1)
Total non-interest expense		41.4		41.3		38.6	
Income before income taxes		15.9		17.8		14.5	(2)
Income tax provision		5.0		6.0		7.1	(3)
Net income	$	10.9	$	11.8	$	7.4	(4)
Diluted EPS		0.11		0.12		0.07	
Net interest margin		2.63%		2.67%		2.49%	

Proforma 9/30/07 Data:

(1) $16.1 before net loss on sale of restructured securities

(2) $20.2 before net loss on sale of restructured securities

(3) $4.5 before charitable contribution valuation allowance adjustment

(4) $13.7 before net loss on sale of restructured securities & charitable contribution valuation allowance adjustment

NewAlliance Bancshares

Highlights of 3rd Quarter 2008

Priority	Progress Against Goals
Focus on profitable organic balance sheet growth:	▪ Total deposits up 3% year over year; core deposits up 12%; ▪ Savings accounts up 56% over Q3 '07; ▪ Total loans up 6% from Q3 '07, mostly from residential mortgages; ▪ NIM improved 14 b.p. from a year ago to 2.63%; ▪ Non-interest expense was controlled and flat with previous quarter.

Quarterly Loan Originations



500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
$s in thousands
260,531
288,195
290,268
469,498
295,479
92,670
100,220
153,401
275,691
138,737
42,932
32,639
29,125
58,950
35,873
56,510
89,093
34,082
27,780
44,246
68,419
66,243
73,660
107,077
76,623
09/07
12/07
03/08
06/08
09/08
Consumer Originations
CRE Originations
C & I Originations
Residential Originations

NewAlliance Bancshares

Quarter End Loan Balances



6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
$s in thousands
4,673,462
4,727,969
4,758,954
4,949,468
4,953,476
467,167
457,745
454,463
473,147
459,998
1,134,131
1,194,613
1,198,103
1,213,879
1,206,666
676,973
685,667
692,086
709,378
729,850
838,014
809,861
774,570
758,772
724,175
1,557,177
1,580,083
1,639,732
1,794,292
1,832,787
09/07
12/07
03/08
06/08
09/08
Residential
Purchased Residential
Consumer
Commercial Mortgages
C & I

NewAlliance Bancshares

Quarter End Deposit Balances



5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
$s in thousands
4,292,829
4,373,665
4,257,614
4,331,000
4,406,954
506,622
402,227
504,175
901,856
1,977,949
477,408
401,097
492,042
941,051
2,062,067
484,380
405,669
494,845
1,126,787
1,745,933
500,673
391,946
427,174
1,349,136
1,662,071
497,749
356,161
344,681
1,402,875
1,805,488
09/07
12/07
03/08
06/08
09/08
Time
Savings
Money Market
Checking with Interest
Non-Interest Checking

NewAlliance Bancshares

Deposit Pricing Trends

	Pricing 12/31/07	Pricing 1/31/08	Pricing 3/31/08	Pricing 6/30/08	Pricing 9/30/08
Premium Checking Blended Rate	1.73%	.99%	.50%	.50%	.50%
Premium Money Market Blended Rate	4.17%	3.25%	2.31%	2.32%	2.28%
Blended Savings Rate	2.34%	2.25%	2.33%	2.48%	2.30%
Weekly Special Relationship CD (under 1 year) Posted Rate	4.17%	2.47%	2.72%	4.00%	3.15%

Weighted cost of total deposits for the month	3.08%	3.01%	2.68%	2.29%	2.22%

September 2008 Year-to-Date Highlights

Priority	Progress Against Goals
Maintain vigilant risk management focus:	▪ Accelerated account monitoring; ▪ Introduced credit scoring on commercial loan portfolio; ▪ Total delinquencies of 105 b.p.; ▪ Non-performing loans to total loans at 71 b.p.; ▪ Net charge-offs of 12 b.p. annualized; ▪ Adequate reserve coverage at 99 b.p.

September 2008 Year-to-Date Highlights

Priority	Progress Against Goals
Invest in technology and breadth of business capabilities:	▪ Expanded Internet sales channel; ▪ Initiated new debit card cash rewards program to enhance checking growth; increased average monthly debit card usage by 11% and ownership by 3%; ▪ Continued technology upgrade of branch platform; ▪ Reengineering bank-wide processes to improve operating efficiencies and streamline turnaround times.

NewAlliance Bancshares

September 2008 Year-to-Date Highlights

Priority	Progress Against Goals
Deploy capital opportunistically:	■ Twice "well capitalized" regulatory benchmark; ◇ Tier 1 capital 11.0%; ◇ Risk-based capital of 19.9%; ■ Repurchased 1,656,473 shares at averag price of $12.33; ■ Continue to evaluate prudent M & A opportunities: ◇ Banks ◇ Branches ◇ New lines of business

Fed's Capital Purchase Program

Our conclusions:

TARP Capital Purchase Program would -

- **Restrict share repurchases;**
- **Restrict dividend increases;**
- **Dilute current shares through grant of warrants;**
- **Reduce EPS & ROE.**

NewAlliance has enough capital and liquidity to meet credit demands of our customers.

Stock Price Comparison

NAL vs. SNL Thrift and Bank Indices YTD ‘08

NAL + 20% YTD



50.00
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
-30.00
-40.00
-50.00
%
12/31/07
1/14/08
1/28/08
2/11/08
2/25/08
3/10/08
3/24/08
4/7/08
4/21/08
5/5/08
5/19/08
6/2/08
6/16/08
6/30/08
7/14/08
7/28/08
8/11/08
8/25/08
9/8/08
9/22/08
10/6/08
10/20/08
10/31/08
NAL
SNL Thrift
SNL Bank

NewAlliance Bancshares

NewAlliance Bancshares

Balance Sheet Composition and Credit Quality

Deposits

September 30, 2008

TOTAL DEPOSITS: $4.4 billion

Total Core = 59%



11%
8%
8%
41%
32%
Time
Savings
Money Market
Checking with Interest
Non- Interest Checking

- **Total Core Deposits up 12.5% YTD**

Loan Portfolio

September 30, 2008

TOTAL LOANS: $4.9 billion



15%
9%
37%
24%
15%
Resi. Mort. (organic)
Resi. Mort. (purchased)
CRE
C&I
Consumer

- **Total loans up 4.8% YTD**

NewAlliance Bancshares

Residential Portfolio Snapshot

September 30, 2008



7%
2%
2%
2%
87%
Owner-Single Family
Owner-Condo
Owner-Multi-Family
Non-Owner Occupied
Second Homes

- Residential Portfolio $2.6 billion
- Total delinquencies 0.68%
- Net Credit Losses 0.01% (year-to-date, annualized)
- Average FICO 750
- Average LTV 48%

NewAlliance Bancshares

Residential Portfolio Score Distribution
(Purchased + Organic)

September 30, 2008



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
7%
9%
84%
< 600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
> 800

CLTV	55%	54%	54%	54%	51%	57%	52%	53%	50%	51%	48%	44%
BAL %	3.16%	1.02%	1.23%	1.90%	3.38%	5.31%	7.24%	7.8%	11.57%	17.38%	20.74%	19.28%
DEL	18%	2%	0.21%	0.00%	0.33%	0.34%	0.38%	0.32%	0.00%	0.01%	0.00%	0.11%

NewAlliance Bancshares

Residential Mortgage
FICO/LTV/Volume Matrix
September 30, 2008



9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
800 Plus
780-799
760-779
740-759
720-739
700-719
680-699
660-679
640-659
620-639
600-619
575-599
550-574
500-549
000-500
FICO
a. <50%
b. 50%-59%
c. 60%-69%
d. 70%-79%
e. 80%-89%
f. 90%-95%
g. 95%+
LTV
0.61%

- Concentration of loans with favorable credit characteristics
- Only 0.61% of Mortgages are designated high risk

NewAlliance Bancshares

Home Equity Portfolio Snapshot

September 30, 2008


HELOAN
60%
HELOC
40%

- **Total outstandings $705.2MM**
- **Total delinquencies 0.41%**
- **Net credit losses 0.05% (year-to-date, annualized)**
- **Average CLTV 47%**

Total CRE Portfolio Snapshot

September 30, 2008



Construction to Permanent
CRE
11%
85%
Residential Development
4%

- Total outstandings $1.2 billion
- Total delinquencies 1.94%
- Non Performing Loans 1.59%
- Net credit losses 0.33% (year-to-date, annualized)

CRE Portfolio Snapshot

September 30, 2008



28%
20%
16%
1%
15%
12%
8%
Retail
Office
Warehouse
Mixed Use*
Apartments
Medical
All Others

* Primarily retail/office & retail/apartments

Balanced distribution of risk

Residential Development Portfolio Snapshot

September 30, 2008

$53 million
Less than 1% of total loan portfolio


25%
31%
11%
16%
5%
12%
Residential (individual homes)
Subdivision
All Others
Condo Age Restricted
Land
Condo Non Age Restricted

- YTD portfolio declined by 20%
- Total condo project portfolio $20.7MM
- Total NPL's for condo portfolio $11.4MM
- Established specific reserves and/or have already charged-off projects where losses identified
- Problem small and contained

C&I Portfolio Snapshot

September 30, 2008



4%
4%
2%
57%
33%
Term Loans
SBA Loans
SBA Certificates
Leases
Lines of Credit

- **Total outstanding balance $461MM**
- **Total delinquencies 1.69%**
- **Net credit losses 0.09% (year-to-date, annualized)**

C&I Portfolio Snapshot

September 30, 2008



C & I by Industry Code
% of Total Exposure
Total Exposure
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Manufacturing
Construction
Real Estate, Rental & Leasing
Wholesale Trade
Retail Trade
Other Services
Health Care & Social Assistance
Condominium Associations
Professional, Scientific & Technical Svcs
Transportation & Warehouse
Other

No excessive concentrations

NewAlliance Bancshares

Asset Quality Key Indicators

	9/07	12/07	3/08	6/08	9/08
• Non-performing loans to total loans	0.42%	0.35%	0.40%	0.53%	0.71%
• Allowance for losses to total loans	0.92%	0.93%	0.95%	0.97%	0.99%
• Allowance for losses to non-accrual loans	221%	267%	239%	183%	141%
• Net charge-offs to total loans *	0.04%	0.13%	0.01%	0.11%	0.23%
• Total delinquencies/ loans (30+)	0.73%	0.63%	0.70%	0.89%	1.05%
• Loan loss provision	$1.0MM	$2.3MM	$1.7MM	$3.7MM	$4.2MM

*annualized

NewAlliance Bancshares

Investment Portfolio

September 30, 2008

Total Portfolio $2.3 billion



A
1%
AA
1%
AAA
6%
Treasury /
Agency
92%

Trust Preferred Issues:

Individual Names (A- to AA)

Book $38,402MM Market $31,448MM

Pools (AA to AAA)

Book $6,815MM Market $5,169MM

NewAlliance Bancshares

Gap Report September 2008

	Sep-08		< 3 Months		3 - 12 Months		< 1 Year Gap	
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Assets:								
Cash and Due From Banks	112,121	-	-	-	-	-	-	-
Short Term Investments	75,000	2.41	75,000	2.41	-	-	75,000	2.41
Long Term Investments	2,306,444	4.97	490,937	4.46	674,672	5.03	1,165,608	4.81
Total Investments:	**2,381,443**	**4.84**	**565,937**	**4.02**	**674,672**	**5.03**	**1,240,608**	**4.57**
Loans - Adjustable and Variable	2,919,416	5.63	786,413	5.23	516,755	5.68	1,303,167	5.41
Loans - Fixed	1,954,576	5.89	122,224	6.03	332,353	5.99	454,578	6.00
Total Loans:	**4,873,992**	**5.74**	**908,637**	**5.34**	**849,108**	**5.80**	**1,757,745**	**5.56**
Nonaccrual Loans	34,996	-	-	-	-	-	-	-
Other Assets	862,708	-	-	-	-	-	-	-
Total Assets	**8,265,261**	**4.81**	**1,474,574**	**4.83**	**1,523,780**	**5.46**	**2,998,354**	**5.15**
Liabilities:								
Certificates of Deposit	1,805,488	3.32	282,143	2.61	852,537	3.20	1,134,680	3.06
Core Accounts	2,601,466	1.54	29,481	2.35	1,052,720	2.19	1,082,201	2.20
Total Deposits:	**4,406,954**	**2.27**	**311,624**	**2.59**	**1,905,257**	**2.64**	**2,216,881**	**2.64**
Borrowed Money	2,386,788	4.44	262,541	3.07	386,790	4.89	649,331	4.15
Other Liabilities	71,113	-	-	-	-	-	-	-
Total Liabilities	**6,864,855**	**3.00**	**574,165**	**2.81**	**2,292,046**	**3.02**	**2,866,212**	**2.98**
Capital:	1,400,406	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,265,261**	**2.50**	**574,165**	**2.81**	**2,292,046**	**3.02**	**2,866,212**	**2.98**
Total Rate Sensitive Assets:	7,278,656	5.46	1,474,574	4.83	1,523,780	5.46	2,998,354	5.15
Total Rate Sensitive Liabilities:	6,295,993	3.28	574,165	2.81	2,292,046	3.02	2,866,212	2.98
Cumulative RSA/RSL:			2.57		1.05		1.05	
Period Gap:			900,409		(768,267)			
Cumulative Gap:			900,409		132,142		132,142	
Cumulative Gap/Total Assets:			**10.89%**		**1.60%**		**1.60%**	

NewAlliance Bancshares

Focus Areas

- **Managing through challenging economic environment;**
- **Sustaining business momentum;**
- **Building profit potential;**
- **Identifying venues for growth.**

Organizational Strengths

- Management depth
- Strong sales culture
- Risk management
- Regulatory compliance
- Disciplined acquirer and integrator
- Capital management

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

NewAlliance Bancshares

Capital ideas. Human values.